May 8, 2009

VIA U.S. MAIL

Thomas Conner
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Re: MetLife Investors USA Insurance Company
        MetLife Investors USA Separate Account A
        Initial Registration Statement on Form N-4
        File Nos. 811-3365 and 333-158514

Dear Mr. Conner:

        The staff has reviewed the above-referenced registration statement, which the
Commission received on April 9, 2009. Based on your representation that the filing is
substantially similar to File No. 333-137369, the filing received a selective review.
Based on this review, we have the following comments on the filing. Note that the page
numbers refer to the courtesy copy provided in correspondence filed on April 10, 2009.

1. General

    a. Please confirm that the contract name on the front cover page of the prospectus will
    continue to be the same as the EDGAR class identifier associated with the contract.

    b. Please clarify supplementally whether there are any types of guarantees or support
    agreements with third parties to support any of the company's guarantees under the
    policy (other than reinsurance agreements) or whether the company will be primarily
    responsible for paying out on any guarantees associated with the policy.

    c. Please note that if you qualify for and intend to rely upon the exemption provided
    by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a
    statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

2. Fee Tables, pages 6-7

    If any of the underlying portfolios assess the redemption fees referred to under
    "Market Timing," (page 17) please include a footnote cross-referencing the narrative

description of the redemption fees. Also, please consider identifying the range of any such redemption fees in the footnote or narrative.

3. Fee Tables - Additional Rider Charges, page 7

    Please clarify in a footnote to the table or in the preamble thereto that the Lifetime Withdrawal Guarantee Rider, whether Single or Joint Life, is automatically part of the contract and that you may not purchase the contract without the rider.

4. Examples, page 10

    Please disclose that the examples reflect the fee for the Joint Life Version of the Lifetime Withdrawal Guarantee Upon Annual Step-Up.

5. Lifetime Withdrawal Guarantee, pages 27-33

    We note that the copy of the Lifetime Guaranteed Withdrawal Benefit Rider at Exhibit 99.4 (XIV) mentions a Compounding Income Amount. Please advise where (or whether) this concept is discussed in the prospectus.

6. Managing Your Withdrawals, page 30

    In the first sentence of the second paragraph, please add "(including any applicable withdrawal charges)" after "withdrawal."

7. Powers of Attorney

    Please provide powers of attorney that relate specifically to this new registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the '33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.

8. Financial Statements, Exhibits, and Other Information

    Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

9. Tandy Comment

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products